Steven B. King Tel: 215.864.8604 Fax: 215.864.8999 kings@ballardspahr.com

September 14, 2015

By Electronic Filing

Ashley Vroman-Lee, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Bancroft Fund Ltd. (File No.: 811-02151) and
Ellsworth Growth & Income Fund Ltd. (File No.: 811-04656)
Proxy Statement on Schedule 14A

Dear Ms. Vroman-Lee:

We represent Bancroft Fund Ltd. and Ellsworth Growth and Income Fund Ltd. (collectively, the “Funds”). On behalf of our clients, we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which you provided to my colleague, Andrew McCarthy, and me via telephone on September 10, 2015 regarding the preliminary proxy statement (the “Proxy Statement”) filed by the Funds on September 1, 2015 (the “PRE14A”). On September 11, 2015 you also advised Mr. McCarthy that the Funds’ next filing of the proxy materials with the SEC could be made in definitive form, as long as such filing included revisions necessary to address the Staff’s comments and as long as such filing was accompanied by a letter such as this one which responded to those comments. Below, we have briefly summarized the Staff’s comments, followed by our responses. Capitalized terms used in this letter, unless defined herein, have the respective meanings given to them in the Proxy Statement.

For the Staff’s convenience of reference, we are also providing in a separate e-mail to you a blacklined copy of the Proxy Statement which shows the changes made by the Funds by comparing the PRE14A with the definitive version of the Proxy Statement.

1.	Comment. Confirm that all missing or incomplete information in the PRE14A (such as bracketed numbers) will be finalized and included in the definitive Proxy Materials.

Response. All such missing or incomplete information has been finalized and included in the definitive proxy materials. We call your attention to the fact that, in finalizing all numbers, we updated the information in Appendix C to include more recent information that became available after the filing of the PRE14A.

Atlanta   |   Baltimore   |   Bethesda | Delaware   |   Denver   |   Las Vegas   |   Los Angeles   |   New Jersey   |   New York   |   Philadelphia   |   Phoenix

Salt Lake City   |   San Diego   |   Washington, DC   |   www.ballardspahr.com

Ashley Vroman-Lee, Esq.

September 14, 2015

2.	Comment. Disclose in the Proxy Statement the party responsible for paying for the preparation of the proxy materials and for related activities.

Response. Page 7 of the Proxy Statement, under the heading “Section 15(f) of the 1940 Act,” identifies Dinsmore Capital (the current investment adviser) as the party responsible for paying for the preparation of the proxy materials and for related activities. Furthermore, additional disclosure regarding this topic has been added to the second paragraph under the heading “Section 15(f) of the 1940 Act” in the definitive version of the Proxy Statement.

3.	Comment. Clarify in the Proxy Statement whether the Funds’ current portfolio management team will continue to serve the Funds following the closing of the Transaction.

Response. The Funds modified page 6 of the Proxy Statement, under the heading “Description of the Transaction,” particularly point (iv), to state more clearly that the Funds’ current portfolio management team will continue to serve as the Funds’ investment managers following the closing of the Transaction. Furthermore, additional disclosure regarding this topic has been added under the heading “Investment Performance” on page 9 of the definitive version of the Proxy Statement.

4.	Comment. Clarify the discussion of the Boards’ consideration of the indemnification provision of each New Investment Advisory Agreement. The Staff also inquired as to whether such proposed indemnification provision complies with Section 17(i) of the Investment Company Act of 1940 (the “1940 Act”).

Response. The Funds added further disclosure to clarify the Boards’ consideration of this topic under the heading “Other Considerations” on page 11 of the definitive version of the Proxy Statement. The indemnification provision complies with Section 17(i) of the 1940 Act because it provides that “no indemnitee shall be indemnified [under the New Investment Advisory Agreement] against any liability to the Fund or its shareholders or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, [or] (iv) reckless disregard of the duties involved in the conduct of his position . . . .” This language tracks that set forth in Section 17(i). Please see the summary of the indemnification provision on pages 5-6 of the definitive version of the Proxy Statement, and the text of Section 9(a) of the form of the New Investment Advisory Agreement on pages 3–4 of Appendix A of the Proxy Statement.

5.	Comment. Provide, in the applicable table in the Proxy Statement, date ranges for the principal occupations of the Trustees and Trustee nominees.

Response. Although we believe Item 22(b) of Schedule 14A does not technically require disclosure of such date ranges, the Funds have added in response to this comment date ranges to the table beginning on page 13 of the definitive version of the Proxy Statement.

Ashley Vroman-Lee, Esq.

September 14, 2015

Each Fund hereby provides the following representations in connection with the Staff’s review of and comments on the PRE14A: Each Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the proxy materials, (ii) Staff comments or changes to disclosure in response to Staff comments in the proxy materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy materials, and (iii) such Fund may not assert Staff comments with respect to the proxy materials as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, we understand that you are requesting an acknowledgement, such as the one in the preceding paragraph, from all companies the filings of which are being reviewed by the Staff, and that your request and the foregoing acknowledgement should not be construed as confirming that there is or is not in fact an inquiry, investigation, or other matter pending which involves either of the Funds.

Thank you for your consideration.

Sincerely,

/s/ Steven B. King

Steven B. King

SBK/dms